Exhibit (a)(9)

HULETT HARPER STEWART LLP

KIRK B. HULETT, SBN: 110726

SARAH P. WEBER, SBN: 239979

525 B Street, Suite 760

San Diego, CA 92101

Telephone:	(619) 338-1133
Facsimile:	(619) 338-1139

Attorneys for Plaintiff

IN THE SUPERIOR COURT OF THE STATE OF CALIFORNIA

IN AND FOR THE COUNTY OF SANTA CLARA

SUPERIOR PARTNERS, on Behalf of Itself and All Others Similarly Situated,	CASE NO.

CLASS ACTION

Plaintiff,

v.	COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND FAILURE TO DISCLOSE

DR. LOUIS G. LANGE, SANTO J. COSTA, DR. JOSEPH M. DAVIE, THOMAS L. GUTSHALL, KENNETH B. LEE, Jr., DR. THOMAS E. SHENK, CV THERAPEUTICS, INC., GILEAD SCIENCES, INC. and APEX MERGER SUB, INC.,

Defendants.	JURY TRIAL DEMANDED

COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND FAILURE TO DISCLOSE

Plaintiff, as and for its Class Action Complaint, alleges upon personal knowledge as to itself and its own acts, and upon information and belief derived from, inter alia, a review of documents filed with the Securities and Exchange Commission (“SEC”) and publicly available news sources, such as newspaper articles, as to all other matters, as follows:

NATURE OF THE ACTION

1. This is a shareholder class action on behalf of plaintiff and the other public stockholders of CV Therapeutics, Inc. (“CVT” or the “Company”) common stock against CVT, its directors and Gilead Sciences, Inc. and its wholly owned subsidiary Apex Merger Sub, Inc. (together “Gilead”). It arises from defendants’ actions in causing CVT to agree to be sold to Gilead in a transaction which protects and advances the interests of CVT’s directors at the expense of CVT’s public shareholders and other constituencies (the “Sale Agreement”). Specifically, as further alleged below, the Rights Agreement (as defined at paragraph 40 below) effectively allowed the Individual Defendants to control the sale process and limited the realm of potential buyers for the Company as the success of any bids for the Company necessarily required the consent of the Individual Defendants who had already chosen Gilead as the Company’s acquirer. Further compounding the breaches of their fiduciary duties is that all of CVT’s directors will receive personal compensation in connection with the Sale Agreement – compensation that they would not otherwise receive at this time absent the Sale Agreement. This conflict of interest caused these directors to be unable to fairly and thoroughly evaluate the Sale Agreement to ensure that it is in the best interest of CVT’s public shareholders and other constituencies. Additionally, CVT’s directors caused CVT to file a recommendation statement with the SEC on March 18, 2009, and mail the same to CVT shareholders, which concealed material information from plaintiff and CVT’s other public shareholders.

JURISDICTION

2. This Court has jurisdiction over the subject matter of this action pursuant to the California Constitution, Article VI, Section 10, because this case is an action not given by statute to other trial courts.

3. This Court has jurisdiction over the defendants in this action because CVT is

COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND FAILURE TO DISCLOSE

headquartered in this County and State and because the improper conduct alleged in this Complaint occurred in and/or was directed at this County or State. Additionally, this Court has jurisdiction over each of the defendants because their wrongful conduct challenged in this Complaint was directed at, and intended to have its primary effect in, this County and State.

4. Venue lies in this Court because CVT’s principal place of business is located in Palo Alto, California within Santa Clara County, and defendants’ wrongful acts occurred in substantial part in or were directed toward Santa Clara County.

5. This action challenges the internal affairs or governance of CVT and hence is not removable to Federal Court under the Class Action Fairness Act of 2005 or the Securities Litigation Uniform Standards Act (“SLUSA”), 15 U.S.C. § 78bb(f).

THE PARTIES

6. Plaintiff Superior Partners is the owner of CVT common stock and has owned shares of CVT common stock at all relevant times since prior to January 1, 2008.

7. Defendant Dr. Louis G. Lange (“Dr. Lange”) is a founder of the Company and has served as CVT’s Chairman of the Board of Directors, Chief Executive Officer and Chief Science Officer since 1992. In connection with the Sale Agreement, Dr. Lange: (a) will be entitled to receive a cash payment of approximately $12,592,273.00 in severance payments, (b) will receive $5,132,620.00 in payment for the unvested restricted stock units of CVT’s stock (“RSU”) that he holds, (c) will be given the opportunity to acquire Gilead stocks through Gilead’s assumption of Dr. Lange’s unvested options to purchase CVT’s stocks and (d) will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. In addition, Dr. Lange has entered into a Tender and Voting Agreement with Gilead pursuant to which he is obligated to tender all of his outstanding shares of CVT’s common stock to Gilead, vote in favor of the Sale Agreement and against any other proposals to acquire the Company. This Court has jurisdiction over Dr. Lange because CVT is headquartered in California and many of Dr. Lange’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, this State.

8. Defendant Santo J. Costa (“Costa”) has served as a director of the Company at all

COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND FAILURE TO DISCLOSE

relevant times. In connection with the Sale Agreement, (a) Costa’s options to purchase shares of CVT will be accelerated and assumed by Gilead and (b) Costa will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Costa because CVT is headquartered in California and many of CVT’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, this State.

9. Defendant Dr. Joseph M. Davie (“Dr. Davie”) has served as a director of the Company since January 2006. In connection with the Sale Agreement, (a) Dr. Davie’s options to purchase shares of CVT will be accelerated and assumed by Gilead and (b) Dr. Davie will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Dr. Davie because CVT is headquartered in California and many of Dr. Davie’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, this State.

10. Defendant Thomas L. Gutshall (“Gutshall”) has served as a director of the Company since August 2000. In connection with the Sale Agreement, (a) Gutshall’s options to purchase shares of CVT will be accelerated and assumed by Gilead and (b) Gutshall will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Gutshall because CVT is headquartered in California and many of Gutshall’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, this State.

11. Defendant Kenneth B. Lee, Jr. (“Lee”) has served as a director of the Company since August 2000. In connection with the Sale Agreement, (a) Lee’s options to purchase shares of CVT will be accelerated and assumed by Gilead and (b) Lee will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Lee because CVT is headquartered in California and many of Lee’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, this State.

12. Defendant Dr. Thomas E. Shenk (“Dr. Shenk”) has served as a director of the

COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND FAILURE TO DISCLOSE

Company since December 2004. In connection with the Sale Agreement, (a) Dr. Shenk’s options to purchase shares of CVT will be accelerated and assumed by Gilead and (b) Dr. Shenk will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Dr. Shenk because CVT is headquartered in California and many of Dr. Shenk’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, this State.

13. Defendant CVT is a publicly traded Delaware corporation with executive offices located at 3172 Porter Drive, Palo Alto, California 94304. According to its public filings, CVT is registered under the NASDAQ as CVTX and is a biopharmaceutical company that focuses on the discovery, development, and commercialization of new small molecule drugs for the treatment of cardiovascular diseases, applying molecular biology and genetics to identify mechanisms of cardiovascular diseases and targets for drug discovery. This Court has jurisdiction over CVTX because CVTX is headquartered in California and because the improper conduct alleged in this Complaint occurred in substantial part, was directed at, and/or intended to have its primary effect in, this State.

14. Defendant Gilead Sciences, Inc. is a publicly traded corporation with its executive offices at 333 Lakeside Drive, Foster City, California 94404. According to its public filings, Gilead is registered under the NASDAQ as GILD. Gilead is a biopharmaceutical company that discovers, develops and commercializes therapeutics. This Court has jurisdiction over Gilead because it is headquartered in California and many of Gilead’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, this State.

15. Defendant Apex Merger Sub, Inc., is a wholly owned subsidiary of Gilead Sciences, Inc. This Court has jurisdiction over Apex Merger Sub, Inc. because many of Apex Merger Sub, Inc.’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, this State.

16. The defendants identified in paragraphs 7 through 12 collectively constitute the entirety of the Company’s board of directors. These six (6) individuals are hereinafter referred to

COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND FAILURE TO DISCLOSE

collectively as the “Individual Defendants.”

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

17. Under applicable common law, the directors of a publicly held company such as CVT have fiduciary duties of care, loyalty, disclosure, good faith and fair dealing and are liable to shareholders for breaches thereof. They are required to exercise good faith and subordinate their own selfish interests to those of the corporation where their interests conflict. Where it appears that a director has obtained any personal profit from dealing with the corporation, and the transaction is drawn into question as between him and the stockholders of the corporation, the burden is upon the director or officer to show that the transaction has been fair, open and in the utmost good faith.

18. As alleged in detail below, defendants have breached, and/or aided other defendants’ breaches of, their fiduciary duties to CVT’S public shareholders by (i) causing the Company to enter into, and thereafter amend the terms of, the Rights Agreement which allowed them unfettered control of the sale process and limited the realm of potential buyers for the Company as the success of any bids for the Company necessarily required the consent of the Individual Defendants and (ii) acting to cause or facilitate the Sale Agreement because it is not in the best interests of those shareholders, but is in the best interests of the Individual Defendants each of whom will gain significant personal benefits they would not otherwise receive at this time absent the Sale Agreement.

19. Because defendants have knowingly or recklessly breached their fiduciary duties in connection with the Sale Agreement, and/or are personally profiting from the same, the burden of proving the inherent or entire fairness of the Sale Agreement, including all aspects of its negotiation, structure, and terms, is borne by Defendants as a matter of law.

20. Further, as alleged in detail infra, the Individual Defendants have breached their fiduciary duty of disclosure in that on March 18, 2009, the Individual Defendants caused CVT to file a Solicitation/Recommendation Statement Under Section 14(d)(9) of the Securities Exchange Act of 1934 (the “Recommendation Statement”) with the SEC and mail it to CVT’s public shareholders in connection with recommending that CVT’s shareholders tender their shares

COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND FAILURE TO DISCLOSE

pursuant to the Tender Offer (as defined below). However, the Recommendation Statement concealed certain material information which a reasonable shareholder would find material in determining whether to vote for the Sale Agreement. Among other things, the Individual Defendants concealed the extent of the conflicts of interest of their financial advisor including, inter alia, (i) information pertaining to conflicts of interests of their financial advisors Barclays Capital, Inc. (“Barclays Capital”) and Goldman, Sachs & Co. (“Goldman Sachs”), including the extent of their interests in Gilead and its affiliates and the fees that Goldman Sachs were paid for the work that it was rendering to Gilead at the same time it was trying to sell the Company to Gilead, (ii) the percentage of Barclays Capital and Goldman Sachs’ fees which are contingent upon the consummation of the Sale Agreement, (iii) the projections/forecasts that Barclays Capital and Goldman Sachs relied upon in creating their fairness opinions and (iv) other material information regarding the sale process.

CLASS ACTION ALLEGATIONS

21. Plaintiff brings this action as a class action pursuant to California Code of Civil Procedure § 382 on behalf of itself and all other shareholders of the Company except the defendants herein and any person(s), firm(s), trust(s), corporation(s), or other entit(ies) related to or affiliated with them, who are or will be threatened with injury arising from defendants’ actions, as more fully described herein (the “Class”).

22. The members of the Class are so numerous that joinder of all of them would be impracticable. While the exact number of Class members is unknown to plaintiff, and can be ascertained only through appropriate discovery, plaintiff believes there are many hundreds, if not thousands, of Class members. CVT had over 64 million shares of common stock outstanding as of March 13, 2009.

23. Plaintiff’s claims are typical of the claims of the Class, since plaintiff and the other members of the Class have and will sustain harm arising out of defendants’ breaches of their fiduciary duties. Plaintiff does not have any interests that are adverse or antagonistic to those of the Class. Plaintiff will fairly and adequately protect the interests of the Class. Plaintiff is committed to the vigorous prosecution of this action and has retained counsel competent and

COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND FAILURE TO DISCLOSE

experienced in this type of litigation.

24. There are questions of law and fact common to the members of the Class that predominate over any questions which, if they exist, may affect individual Class members. The predominant questions of law and fact include, among others, whether:

a) the defendants have and are breaching their fiduciary duties to the detriment of CVT shareholders;

b) plaintiff and the Class are entitled to an injunction and other equitable relief; and

c) plaintiff and the Class have been damaged and the extent to which they have sustained damages, and what is the proper measure of those damages.

25. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Further, as individual damages may be relatively small for most members of the Class, the burden and expense of prosecuting litigation of this nature makes it unlikely that members of the Class would prosecute individual actions. Plaintiff anticipates no difficulty in the management of this action as a class action. Further, the prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying results, which may establish incompatible standards of conduct for defendants.

SUBSTANTIVE ALLEGATIONS

The Individual Defendants Engaged in an Inadequate Sale Process to Sell the Company and Failed to Disclose Material Information to CVT’s Public Shareholders in the Recommendation Statement They Mailed to Shareholders Recommending That Shareholders Tender Their Shares to Gilead

26. According to the Recommendation Statement that CVT has filed with the SEC and mailed to shareholders in connection with Merger Agreement, on March 5, 2008, CVT entered into a Confidentiality Agreement with Gilead in connection with discussions of a potential corporate partnering relationship between CVT and Gilead. However, no collaboration and partnership ultimately resulted from these discussions.

27. On November 14, 2008, Astellas Pharma, Inc. (“Astellas”) submitted an

COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND FAILURE TO DISCLOSE

unsolicited non-binding confidential written indication of interest in acquiring the Company at a price of $16.00 per share (the “First Astellas Proposal”). CVT rejected the First Astellas Proposal.

28. On January 27, 2009, Astellas publicly released a letter it had sent to Dr. Lange and the CVT’s Board of Directors that day in which Astellas requested that CVT reconsider the First Astellas Proposal (the “Second Astellas Proposal”). Thereafter, Goldman Sachs began assisting the Company’s Board, along with Barclays Capital in evaluating the Second Astellas Proposal and potential strategic alternatives for the Company. The Recommendation Statement is deficient because it fails to disclose the rationale for requesting Goldman, Sachs & Co. to assist the board given that Barclays Capital was already serving as a financial advisor to the Board. This information is material to CVT’s public shareholders in determining the extent to which the Individual Defendants complied with their fiduciary duties of loyalty and care to protect the best interests of CVT’s public shareholders.

29. According to the Recommendation Statement, beginning in late January and throughout the first half of February 2009, representatives of the Company and its financial advisors began to hold confidential preliminary and exploratory discussions with potential interested parties regarding potential strategic alternatives for the Company. In addition, during this time, Dr. Lange and the CEO and Chairman of Gilead’s board of directors, John C. Martin, Ph.D., also discussed a potential alternative transaction to the Second Astellas Proposal. The Recommendation Statement is deficient because it fails to disclose (a) the number of parties with whom these discussions were held, (b) the criteria for selecting the parties, (c) the potential strategic alternatives discussed during these discussions, and (d) the potential strategic alternative discussed with Dr. Martin. This information is material to CVT’s public shareholders in determining the extent to which the Individual Defendants complied with their fiduciary duties of loyalty and care to protect the best interests of CVT’s public shareholders.

30. On February 19, 2009, CVT’s board of directors met with the Company’s management and financial and legal advisors during which meeting CVT’s Board of Directors reviewed the Company’s stand-alone strategic plan, the outlook for the Company on a stand-alone basis, future product releases and the exploration of other strategic alternatives for the Company.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND FAILURE TO DISCLOSE

31. On February 20, 2009 in a press release announcing CVT’s 2008 Fourth Quarter and Full Year Financial Results, Dr. Lange, chairman and chief executive officer of CVT stated as follows with regard to the Company’s prospects:

“2008 was an exceptional year for CV Therapeutics and its shareholders, as we received three major regulatory approvals, retired more than $100 million in debt, completed two major strategic transactions bringing in more than $250 million in non-dilutive net cash, grew our Ranexa business by 64 percent year-over-year, and saw our share price outperform the NASDAQ by more than 40 percent….

With the company’s solid cash position, the full promotional launch of the improved U.S. Ranexa labeling and the imminent introduction of Ranexa in Europe, we expect 2009 to be another outstanding year, highlighted by increasing revenues and pipeline advancement with CVT-3619 and other programs.” (Emphasis added).

32. On February 26, 2009, Dr. Martin and Dr. Lange met at Gilead’s offices to discuss a potential transaction between Gilead and CVT. The Recommendation Statement is deficient because it fails to disclose the substance of this discussion. This information is material to CVT’s public shareholders in determining the extent to which the Individual Defendants complied with their fiduciary duties of loyalty and care to protect the best interests of CVT’s public shareholders.

33. On February 27, 2009 Astellas commenced a cash tender offer (the “Astellas Offer”) at a price of $16.00 per share for the outstanding shares of the Company’s common stock. Also on February 27, 2009, an Astellas entity commenced an action in the Delaware Court of Chancery against the Company and the Individual Defendants seeking (i) declaratory and injunctive relief to prevent application of a rights agreement that would, among other things, preclude the Company’s stockholders from tendering their shares pursuant to the Astellas Offer, (ii) a declaration that the Company’s board of directors had breached its fiduciary duties by approving the recent amendments to the rights agreement and (iii) a declaration that the Astellas Offer has not and will not violate a standstill agreement that Astellas and the Company had entered into in 2000.

34. On February 28, 2009, Gilead and CVT entered into an amendment to the Confidentiality Agreement that would permit Gilead to make a formal proposal for a strategic transaction with CVT. Thereafter, on March 2, 2009 Gilead sent a written expression of interest to acquire all of the Company’s outstanding shares at a price of $18.50 per share in cash. According

COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND FAILURE TO DISCLOSE

to the Recommendation Statement, at a March 4, 2009 meeting, CVT’s board of directors directed CVT’s management to continue negotiations with Gilead, while continuing to explore other strategic alternatives. The Recommendation Statement is deficient because it fails to disclose these other strategic alternatives that CVT’s management continued to explore. This information is material to CVT’s public shareholders in determining the extent to which the Individual Defendants complied with their fiduciary duties of loyalty and care to protect the best interests of CVT’s public shareholders.

35. On March 6, 2009 Astellas issued a press release stating its intention to nominate two directors for election to the Company’s board of directors and submit a stockholder proposal to remove the remaining four directors at the Company’s 2009 annual meeting of stockholders.

36. On March 9, 2009, Gilead submitted a revised expression of interest in acquiring the Company at a price of $19.50 per share in cash. This expression of interest was expressly conditioned upon the execution of definitive documentation prior to the Company’s filing of its Solicitation/Recommendation Statement relating to Astellas Offer, which was required to be filed by March 12, 2009. Following subsequent negotiations, Gilead agreed to increase the price to $20.00 per share.

37. On March 12, 2009 CVT and Gilead announced the signing of a definitive agreement pursuant to which Gilead will acquire CVT for $20.00 per share in cash through a tender offer (the “Tender Offer”) and second step merger (the “Merger”). According to the announcement, CVT’s Board of Directors has unanimously approved the transaction and has agreed to recommend to its stockholders that they tender their shares pursuant to the Tender Offer.

38. The defendants have also granted Gilead a “top-up option” which entitles Gilead to purchase from the Company enough shares which, when added to the number of shares Gilead already owned, would constitute one share more than 90% of the Company’s then outstanding shares. The “top-up option” would then permit Gilead to consummate an acquisition of the Company without obtaining majority shareholder approval. In addition, the Company also amended the Rights Agreement to facilitate Gilead’s commencement of the Tender Offer.

39. On March 18, 2009 Gilead commenced the Tender Offer, which is scheduled to

COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND FAILURE TO DISCLOSE

expire at 12:00 Midnight, New York City Time, on April 14, 2009, unless extended. On that same day, CVT also filed the Recommendation Statement indicating that the Individual Defendants have unanimously agreed to recommend that stockholders tender their shares to Gilead and that the Individual Defendants also intend to tender all their shares to Gilead.

The Rights Agreement Allowed the Individual Defendants Unfettered Freedom to Control the Sale Process and Determine the Buyer of the Company

40. In addition, the rights agreement that CVT had entered into with Wells Fargo Bank Minnesota, N.A. dated July 19, 2000 (the “Rights Agreement”) effectively constrained the ability of any potential acquirer to acquire the Company without the Individual Defendants’ consent. In this regard, pursuant to the Rights Agreement, upon the occurrence of (i) a public announcement that a person or group of affiliated or associated persons have acquired 15% or more of the Company’s outstanding stocks (the “Acquiring Person”), (ii) ten days following the commencement of an intention to make a tender or exchange offer resulting in the ownership by the offeror of 15% of more of the Company’s outstanding shares or (iii) the Company being acquired in a merger or other business combination where 50% of more of the Company’s stock is sold to an Acquiring Person, the Rights Agreement would cause the Company to issue additional shares to shareholders which will serve to dilute the percentage of the Company owned by any such acquirer, making it impossible to acquire control of Company. In effect, the Rights Agreement would foreclose any acquisition of the Company without the consent of the Individual Defendants, thus giving the Individual Defendants unfettered freedom to determine to whom the Company should be sold.

CONFLICTS OF INTERESTS

Each Member of CVT’s Board of Directors Has a Conflict of Interest with Regard to a Sale of the Company Because Each Will Receive Significant Payments That They Would Not Otherwise Receive at This Time Absent the Sale of the Company

41. As set forth in the chart below, each member of CVT’s board of directors has a conflict of interest with regard to a sale of the Company because each has unvested options to purchase CVT shares, the vesting of which options will be accelerated and the options assumed by Gilead as indicated below. Thus, each member of CVT’s board of directors will be able to share

COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND FAILURE TO DISCLOSE

in the future growth of CVT following its acquisition by Gilead, while CVT’s shareholders are being cashed out at an inadequate premium and pursuant to an inadequate process.

Director	Unvested Options to Be Accelerated and Assumed by Gilead
Louis G. Lange, M.D., Ph.D.	22,500
Santo J. Costa	3,750
Joseph M. Davie, M.D., Ph. D	3,750
Thomas L. Gutshall	3,750
Kenneth B. Lee, Jr.	3,750
Thomas E. Shenk, Ph.D.	3,750

42. Further, defendant Dr. Lange, the Company’s Chief Executive Officer and Chairman, and person principally in charge of negotiating the sale of CVT to Gilead, will also be entitled to receive severance benefits valued at $12,592,273.

43. Finally, each of the Individual Defendants will be granted rights to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement (the “Effective Time”) for six years after the Effective Time — thereby insulating them from all liability arising from this Sale Agreement.

44. Because of these financial and other incentives, each of the Individual Defendants has a conflict of interest in deciding whether CVT should be sold at this time.

The Financial Advisors Retained by the Individual Defendants Had Irreconcilable Conflicts of Interests as a Result of Their Relationships with Gilead and Therefore Were Unable to Render Unbiased Fairness Opinions

45. As alleged herein, the Individual Defendants retained Barclays Capital and Goldman Sachs to serve as their financial advisor and render a fairness opinion on the consideration offered pursuant to the Sale Agreement despite the irreconcilable conflicts of interests which interfered with Barclays Capital and Goldman Sachs’ ability to render impartial advice to CVT. In this regard, the Recommendation Statement discloses that Barclays Capital has performed investment banking and financial services to Gilead and its affiliates (including performing such services in the past two years) and is likely to perform such services to Gilead and its affiliates in the future. In addition, Barclays Capital may also actively trade in the common stock of Gilead for its own accounts and that of its customers. The Recommendation Statement is

COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND FAILURE TO DISCLOSE

deficient because it fails to disclose (a) the amount of fees that Barclays Capital has received from Gilead services performed, (b) whether any of the services Barclays Capital has performed for Gilead occurred during the same period of time that Barclays Capital was serving as a financial advisor to CVT and, if yes, the amount of fees that Barclays Capital received for such services, (c) the extent of Barclays Capital’s interests in Gilead and its affiliates, (d) the amount of fees that Barclays Capital has an expectation of receiving from Gilead and/or its affiliates, and (e) the amount of Barclays’ Capital fees that is contingent upon the consummation of the Sale Agreement. Information with regard to any conflict of interest that the Company’s financial advisor may have is material to the Company’s public shareholders in determining how much weight to place on the financial advisor’s opinion and must therefore be disclosed.

46. The Recommendation Statement also discloses that Goldman Sachs has provided investment banking and other financial services to Gilead and its affiliates, including serving as an advisor to Gilead at the same time that it was rendering financial advisory services to CVT and that, in addition, Goldman Sachs may also hold positions and investments, and actively trade in the equity, debt and other securities of Gilead and its affiliates. The Recommendation Statement is deficient because it fails to disclose (i) the amount of fees that Goldman Sachs has received from Gilead for services provides, including the amount of fees that Goldman Sachs has received for the work it did for Gilead and its affiliates in March 2008, (b) the extent of Goldman Sachs interests in Gilead and its affiliates, (c) the amount of fees that Goldman Sachs has an expectation of receiving from Gilead and/or its affiliates and (e) the amount of Goldman Sachs’ fees that is contingent upon the consummation of the Sale Agreement. Information with regard to any conflict of interest that the Company’s financial advisor may have is material to the Company’s public shareholders in determining how much weight to place on the financial advisor’s opinion and must therefore be disclosed.

47. Notwithstanding the disqualifying conflicts of interests that Barclays Capital and Goldman Sachs had as a result of their relationships with Gilead and its affiliates, the Individual Defendants also further incentivized both financial advisors to render a favorable fairness opinion by ensuring that a substantial majority of their respective $10.9 million fee was payable only upon

COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND FAILURE TO DISCLOSE

a consummation of the Sale Agreement. Further, according to the Recommendation Statement, Goldman Sachs began assisting the board on January 30, 2009 in evaluating the Second Astellas Proposal and potential strategic alternatives, and rendered its opinion on March 10, 2009. Thus, Goldman Sachs was effectively paid approximately $10.9 million in fees for less than two months worth of work, the substance of which work the Recommendation Statement fails to disclose.

48. Because of these financial and other incentives, both Barclays Capital and Goldman Sachs had a conflict of interest which interfered with their ability to render impartial advice and an unbiased fairness opinion on the Sale Agreement.

THE MATERIALLY MISLEADING AND/OR INCOMPLETE RECOMMENDATION

49. In this regard, on March 18, 2009, the Individual Defendants caused CVT to file a Recommendation Statement with the SEC and mail it to CVT’s public shareholders in connection with recommending that CVT’s shareholders tender their shares pursuant to the Offer. However, the Recommendation Statement is deficient in that, in addition to the material misrepresentations/omissions identified supra, it misrepresents and/or omits the following material information:

(i)	According to their respective fairness opinions both Barclays Capital and Goldman Sachs relied upon projections and forecasts furnished by the Company in creating their fairness opinions. The Recommendation Statement is deficient because it fails to disclose these projections and forecasts.

Information relied upon by the Company’s financial advisors in creating their fairness opinion is relevant and must be disclosed.

(ii)	The Recommendation Statement is also deficient because it fails to disclose the extent to which Barclays Capital and Goldman Sachs collaborated in creating their respective fairness opinions.

This information is important to CVT’s shareholders in determining the amount of weight to place of the respective fairness opinions.

FIRST CAUSE OF ACTION

Breach of Fiduciary Duties of Care, Good Faith and Loyalty

(Against the Individual Defendants)

50. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND FAILURE TO DISCLOSE

51. The Individual Defendants have violated the fiduciary duties they owe to the shareholders of CVT. The Individual Defendants’ agreement to the terms of the Sale Agreement demonstrates a clear absence of the exercise of due care, good faith and of loyalty to CVT’s public shareholders. In this regard, the Individual Defendants caused CVT to enter into the Sale Agreement without conducting an adequate market check to determine the highest price they could get for CVT’s shareholders, upon information and belief, because of the substantial benefits they will receive in connection with the Sale Agreement and to avoid the humiliation of being replaced on CVT’s board by Astellas which had publicly announced its intent to seek to do so.

52. In agreeing to the Sale Agreement, the Individual Defendants failed to maximize the value of the sale of CVT. Indeed, as alleged herein, the Individual Defendants appeared to have focused their negotiating efforts solely on Gilead, without adequately investigating other strategic alternatives for the Company or engaging other buyers.

53. Further compounding the breaches of their fiduciary duties, the Individual Defendants engaged the conflicted Barclays Capital and Goldman Sachs as their financial advisors, notwithstanding that Goldman Sachs was at the same time working for Gilead.

54. By causing CVT to enter into the Sale Agreement with Gilead, the Individual Defendants have deprived Plaintiff and the Class of the opportunity to realize the higher price other buyers might be willing to pay for CVT shares, or the value that their CVT shares would have if the Company remains independent. Despite the obvious long-term value of CVT for Gilead, CVT’s shareholders will be receiving an inadequate takeover premium. Further, the substantial synergies which Gilead will enjoy by virtue of the acquisition of CVT are not being adequately compensated for in the agreement the Individual Defendants caused CVT to enter with Gilead.

55. In addition, the $20.00 per share price to be paid to CVT’s public shareholders is unfairly low given that (a) the intrinsic value of CVT’s common stock is in excess of the $20.00 per share offered by Gilead, giving due consideration to the Company’s prospects for growth and profitability in light of its business, earnings power, present and future; and (b) it is not the result of an appropriate consideration of the value of CVT because the CVT board approved the Sale

COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND FAILURE TO DISCLOSE

Agreement at a very inopportune time and without adequately “shopping” the Company.

56. By reason of the foregoing, Plaintiff and each member of the Class are suffering injury.

SECOND CAUSE OF ACTION

Breach of Fiduciary Duty of Disclosure

(Against All Defendants Except Gilead)

57. Plaintiff repeats all previous allegations as if set forth in full herein.

58. Under applicable law, the fiduciary duties of defendants other than Gilead require them to disclose to plaintiffs and the class all information material to the decisions confronting Gilead public shareholders with regard to their determination as to whether to tender their shares pursuant to the Offer and/or to their vote on the Sale Agreement.

59. As set forth above, defendants have breached their fiduciary duty through materially inadequate disclosures and material omissions.

60. By reason of the foregoing, Plaintiff and each member of the Class are suffering injury.

THIRD CAUSE OF ACTION

Aiding and Abetting

(Against Gilead)

61. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

62. The Individual Defendants owed plaintiff and Gilead’s shareholders duties of care, loyalty and disclosure. As earlier alleged, the Individual Defendants breached these fiduciary duties. Gilead has aided and abetted the Individual Defendants in the breaches of their fiduciary duties to CVT’s shareholders by, among other things negotiating a sale of the Company to Gilead with knowledge of the conflicts of interest, and that the Individual Defendants were not complying with their fiduciary duties to “maximize the value” of CVT for its shareholders through an adequate “shopping” process. Indeed, upon information and belief, Gilead was fully aware that Astellas had publicly threatened to replace the Individual Defendants on CVT’s board and absent the sale of the Company the Individual Defendants would have had to publicly defend their seats

COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND FAILURE TO DISCLOSE

on CVT’s board. Moreover, Gilead was also aware that the Rights Agreement effectively proscribed the success of any alternative offer for the Company.

63. Further, the proposed sale of CVT to Gilead could not take place without the knowing participation of Gilead.

64. By reason of the foregoing, plaintiff and each member of the Class have and will suffer harm.

PRAYER

WHEREFORE, plaintiff demands judgment as follows:

A. determining that this action is a proper class action, and that plaintiff is a proper class representative;

B. declaring that defendants have breached their fiduciary duties to plaintiff and the Class and/or aided and abetted such breaches;

C. awarding plaintiff and the Class compensatory and/or rescissory damages as allowed by law;

D. awarding interest, attorney’s fees, expert fees and other costs, in an amount to be determined; and

E. granting such other relief as the Court may find just and proper.

DEMAND FOR JURY TRIAL

Plaintiff hereby demands a trial by jury.

DATED: March 19, 2009	HULETT HARPER STEWART LLP
KIRK B. HULETT
SARAH P. WEBER

/s/ KIRK B. HULETT
KIRK B. HULETT

525 B Street, Suite 760
San Diego, CA 92101
Telephone: (619) 338-1133
Facsimile: (619) 338-1139

Attorneys for Plaintiff

COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND FAILURE TO DISCLOSE

Of Counsel:

THE BRUALDI LAW FIRM, P.C.

RICHARD B. BRUALDI

GAITRI BOODHOO

AYESHA N. ONYEKWELU

29 Broadway, Suite 2400

New York, NY 10006

Telephone:	(212) 952-0602
Facsimile:	(212) 952-0608

COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND FAILURE TO DISCLOSE